Exhibit 12

AMERICAN GENERAL FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(dollars in thousands)	2008	2007	2008	2007
Earnings: (Loss) income before (credit) provision for income taxes	$ (64,182)	$ 57,332	$(115,309)	$ 67,686
Interest expense	300,316	309,622	617,295	620,059
Implicit interest in rents	8,162	5,434	13,846	10,926
Total earnings	$244,296	$372,388	$ 515,832	$698,671
Fixed charges: Interest expense	$300,316	$309,622	$ 617,295	$620,059
Implicit interest in rents	8,162	5,434	13,846	10,926
Total fixed charges	$308,478	$315,056	$ 631,141	$630,985
Ratio of earnings to fixed charges	0.79	1.18	0.82	1.11

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